KRUEGER GROUP, LLP	Los Angeles San Diego La Jolla	La Jolla Law Building 5510 La Jolla Boulevard La Jolla, California 92037 858 729 9997 858 729 9995 fax blair@thekruegergroup.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

VIA E-MAIL

Mr. Andrew Mew

Accounting Branch Chief

Ms. Ibolya Ignat

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

October 15, 2013

Re:

Capital Group Holdings, Inc.:  Response to Comment Letter Dated September 20, 2013 Regarding Item 4.01 Form 8-K, Filed September 17, 2013 (SEC File Number 000-17064)

Dear Mr. Mew and Ms. Ignat:

This letter is written on behalf of Capital Group Holdings, Inc., a Minnesota corporation (the “Company”), in connection with the above-referenced matter.  The Company has requested us, as its legal counsel, to respond to your September 20, 2013 letter to the Company written on behalf of the Securities and Exchange Commission (the “Commission”).  Please note that the Company has concurrently revised and filed its Form 8-K/A in response to the Commission’s comments, except as otherwise may be described in this transmittal letter.

The Company’s specific response to comments are set forth below:

Comment Number One

You disclose that on September 4, 2013 Semple, Marchel and Cooper, LLP (“SMC”) notified you of its decision to resign as your independent registered public accounting firm; you also state that on that date SMC was deemed no longer independent based upon unpaid fees due to them. Please explain to us why SMC’s independence was not considered to be impaired earlier, for example, at the time of the filing of your Forms 10-Q and 10-Q/A for the Quarterly Periods Ended September 30, 2012, December 31, 2012 and March 31, 2013. Please refer to the Public Company Accounting Oversight Board’s Ethics Rulings on Independence, Integrity, and Objectivity, ET Section 191 as necessary in your response.

THE KRUEGER GROUP, LLP

Division of Corporate Finance

United States Securities and Exchange Commission

October 15, 2013

It was not until the Company’s negotiations regarding unpaid invoices and proposed audit fee for the year ended June 30, 2013 did the Company, under new management pursuant to a Change-in-Control, first become aware of SMC’s independence issue.  The Company had been making payments on SMC’s outstanding invoices.  During negotiations SMC indicated outstanding invoices were to be reduced below $90,000 before they could move forward with any audit preparation. Outstanding invoices included interim review work for the three month periods ended September 30, 2012, December 31, 2012 and March 31, 2013 as well as audit fees for the Company’s recently acquired MCS VENTURES I THROUGH VII, P.C. business. According to management belief and ET Section 191 above – “Independence is considered to be impaired if, when the report on the client's current year is issued, billed or unbilled fees, or a note receivable arising from such fees, remain unpaid for any professional services provided more than one year prior to the date of the report.”  Company’s management and SMC agree that independence became impaired upon reaching the one year anniversary of outstanding invoices for the previously issued reports. Prior to this the Company was timely and had been paying its invoices to SMC.

Comment Number Two

You disclose that there were no disagreements between you and SMC “except for the matter surrounding the accounting treatment of common stock price guarantee disclosed in Form 8-K/A filed December 27, 2012.” Please revise your disclosure to describe the disagreement over the accounting treatment of the common stock guarantee between you and SMC in more detail as required by Item 304(a)(1)(iv) of Regulation S-K.

The Company revised its disclosure to describe the alleged disagreement over accounting treatment of common stock price guarantee.  While Company’s management does not believe that disagreed with SMC over the accounting treatment of the common stock price guarantee, SMC felt it necessary to highlight this matter in our Form 8-K with the announcement of SMC’s resignation. The Company in previously filed current reports on Form 8-K (Amendment #1) dated November 19, 2012 and Form 8-K (Amendment #1) dated December 24, 2012 reflected the Company’s amended terms with the sellers and Dr. Michael Blumhoff. As reported in the December 24, 2012 Form 8-K (Amendment #1) the Company amended the common stock price guarantee terms to reflect a ‘static’ floor with respect to pricing of both Year #1 and Year #2 measurements.

A comparison of the original and amended terms are provided as follows and the original Form 8-K as reported:

As filed on November 19, 2012 Form 8-K (Amendment #1):

Under the terms of the sale the trading price of both the purchase and bonus shares, totaling 10,600,000 shares, contains a stock price guarantee that provides for the following:

1.

Stock Price Guarantee for Year #1, if by September 5, 2013, the closing price of the common stock of Capital Group Holdings, Inc. has not been equal to or exceeding $2.00 for 20 consecutive trading days, Capital Group Holdings, Inc., shall issue to Sellers such number of additional restricted shares of its common stock as to make up the difference between $10,000,000 (5,000,000 purchase shares X $2.00) and the actual closing price of the common stock. (For example, if the actual closing price of the common stock was $1.00, Sellers would be issued 5,000,000 additional shares).

The same price guarantee applies to the 5,600,000 common shares issued under the one-time bonus; however, the date of the guarantee is June 30, 2013.

2.

Stock Price Guarantee for Year # 2, if by September 5, 2014, the closing price of the Common stock of Capital Group Holdings, Inc., has not been equal to or exceeding $ 3.00 for 20 consecutive trading days, Capital Group Holdings, Inc. shall issue to Sellers such number of additional restricted shares of its common stock as to make up the difference between $15,000,000 (5,000,000 purchase shares X $3.00) and the actual closing price of the common stock, (For example, if the actual closing price of the common stock was $ 2.00, Sellers would be issued 2,500,000 additional shares).

THE KRUEGER GROUP, LLP

Division of Corporate Finance

United States Securities and Exchange Commission

October 15, 2013

The same price guarantee applies to the 5,600,000 common shares issued under the one-time bonus; however, the date of the guarantee is June 30, 2014.

As filed on December 24, 2012 Form 8-K (Amendment #1):

On September 3, 2012, we effectuated the closing of the Asset Purchase Agreement (the “Agreement”) with  One Health Urgent Care, Inc., an Arizona corporation, and our wholly owned subsidiary (“One Health”); MCS Ventures I, PC., MCS Ventures II, PC., MCS Ventures III, PC., MCS Ventures IV, PC., MCS Ventures V, PC., MCS Ventures VI, PC. and MCS Ventures VII, PC (the “Sellers”).  The Agreement was amended on November 30, 2012, with the original September 3, 2012, effective date.  Pursuant to the amended Agreement, One Health has agreed to purchase the assets, certain liabilities and operations of the Sellers for 10,000,000 “Purchase Shares” of our common stock.  In addition, under a separate employment agreement, we committed to issue an additional 10,600,000 “Bonus Shares” of our common stock as a one-time stock bonus upon the execution of the employment agreement.

Under the terms of the Agreement the trading price of both the Purchase Shares and Bonus Shares, totaling 20,600,000 shares, contains a stock price guarantee as follows:

(i)  Stock Price Guarantee for Year #1:  If by September 5, 2013, the Closing Price of our common stock has not been equal to or exceeding $1.00 for 20 consecutive trading days immediately prior, we are required to issue to Sellers such number of additional restricted shares of its common stock as to make up the difference between $10,000,000 (10,000,000 purchase shares X $1.00) and the actual Closing Price of the common stock multiplied by 10,000,000 shares. (For example if the actual Closing Price of the common stock was $.80 Sellers would be issued 2,500,000 additional shares. ($10 million – $8 million [$0.80 X 10,000,000 = $8,000,000] = $2 million shortfall; $2,000,000/$0.80 per share = 2,500,000 additional shares).

(ii)  Stock Price Guarantee for Year # 2:  If by September 5, 2014, the Closing Price of our common stock has not been equal to or exceeding $1.50 for 20 consecutive trading days immediately prior, we are required to issue to Sellers such number of additional restricted shares of its common stock as to make up the difference between $15,000,000 (10,000,000 purchase shares X $1.50) and the actual Closing Price of the common stock multiplied by 10,000,000 shares. (For example if the actual Closing Price of the common stock was $ 1.00 Sellers would be issued 5,000,000 additional shares).

(iii)  Floor Price.  The Stock Price Guarantee has a minimum floor price limiting the amount of stock to be issued to compensate Sellers for certain price fluctuations.   For Year #1, the Floor Price is $0.53 cents per share.  For Year #2,  the Floor Price is $0.20 per share.

(iv)  Stock Price Guarantee Dates.  For Year #1, the Stock Price Guarantee date is September 5, 2013 for the Purchase Shares and June 30, 2013 for the Bonus Shares.  For Year #2, the Stock Price Guarantee date is September 5, 2014, for the Purchase Shares and June 30, 2014, for the Bonus Shares.

SMC upon further examination and review of the original terms of the agreement was not satisfied with the Company’s recording of its contingent share payment and obligation as “Variable Share Settled Earn-out – equity classified” for financial statement purposes. In accordance with Accounting Standards Codification 805 (which incorporates FAS 141(R), Business Combinations), is the US Standard on M&A (mergers & acquisitions), and Accounting Standards Codification 810 (which incorporates FAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51), is the US Standard on consolidations (collectively the "M&A Standards"), the Company modified its negotiated agreement with the sellers and Dr. Blumhoff to establish a floor for the common stock price guarantee.

THE KRUEGER GROUP, LLP

Division of Corporate Finance

United States Securities and Exchange Commission

October 15, 2013

Comment Number Three

Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Semple, Marchel and Cooper, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants currently date their letter.

The Company has requested that SMC provide a current dated letter for attachment. The Company has been informed that this letter will be provided to us on or before October 23, 2013.

In connection with this letter, the Company hereby acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions or comments at (858) 405-7385.  Your response can also be communicated to us at our e-mail addresses, blair@thekruegergroup.com and kenyonika@aol.com.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.